EXHIBIT 7

ROLLOVER AND CONTRIBUTION AGREEMENT
THE SECURITIES SUBSCRIBED FOR HEREUNDER ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN ACCORDANCE WITH THE PARTNERSHIP AGREEMENT (AS DEFINED BELOW) AND AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES TO BE ACQUIRED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT.
ROLLOVER AND CONTRIBUTION AGREEMENT (this “Agreement”), dated as of December 15, 2020, by and between Catalyst Holdings Limited, a private company incorporated in England and Wales (“Holdings”), and Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Master Fund LP, a Cayman Islands exempted limited partnership (“HEC Master Fund”), and Hudson SPV I LP, a Delaware limited partnership (“HEC SPV I,” and, collectively with Hudson Executive and HEC Master Fund, and any individual partner, director or employee of the foregoing listed on Schedule 1 who is a shareholder of the Company in a personal capacity and elects to participate in the rollover, “Rollover Investor”), shareholders of Cardtronics plc, a public limited company incorporated in England and Wales (the “Company”).
WHEREAS, the Company and Holdings, are each party to that certain Acquisition Agreement, dated as of December 15, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Acquisition Agreement”), pursuant to which, among other things, upon the terms and conditions set forth in the Acquisition Agreement, Holdings will acquire all of the Company Shares (other than the Excluded Shares) by means of the Scheme;
WHEREAS, a special limited partnership to be formed under the laws of Luxembourg (“Parent”) shall, prior to the Effective Date, become an indirect parent of Holdings;
WHEREAS, affiliates of Apollo Management IX, L.P. (“Apollo”) are the direct or indirect parents of Holdings and shall, prior to the Effective Date, become the direct or indirect parents of Parent;
WHEREAS, immediately prior to and in connection with and conditional upon the consummation of the transactions contemplated by the Acquisition Agreement (the “Acquisition Agreement Closing”), upon the terms and subject to the conditions contained herein, Rollover Investor desires to acquire the Rollover Interests in accordance with this Agreement;
WHEREAS, the closing of the rollover, contribution and exchange contemplated hereby (the “Closing”) will be made immediately prior to and conditional upon the Acquisition Agreement Closing;
WHEREAS, the parties hereto intend that (a) the contribution of the Rollover Shares to Parent in exchange for the Rollover Interests qualifies as a tax-free exchange pursuant to Section

721(a) of the Internal Revenue Code of 1986, as amended (such treatment, the “Intended Tax Treatment”) and (b) the contribution and exchange of the Rollover Shares for the Rollover Interests shall, where possible, fall within a reorganization of share capital for the purposes of Chapter 2 of Part 4 of the United Kingdom’s Taxation of Chargeable Gains Act 1992; and
WHEREAS, contemporaneously with the Acquisition Agreement Closing, Rollover Investor will execute and deliver a partnership agreement, shareholder agreement or similar governing document (the “Partnership Agreement”) with Parent and the other equity interest holder(s) of Parent, in each case containing the terms, restrictions and conditions set forth in and otherwise consistent with the term sheet attached hereto as Exhibit A (the “Term Sheet”).
NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto hereby agree as follows:
1.         Contribution and Exchange. Subject to the terms and conditions hereof, immediately prior to, and subject to the occurrence of, the Acquisition Agreement Closing:
(a)          Rollover Investor hereby agrees to contribute, assign, transfer, convey and deliver (or cause to be contributed, transferred and assigned) to Parent a number of Company Shares (the “Rollover Shares”) held by Rollover Investor with an aggregate value (determined using the Consideration payable per Company Share pursuant to the Acquisition Agreement (the “Acquisition Valuation”)) and/or, at Rollover Investor’s option, cash in US dollars in immediately available funds, in an aggregate amount to be determined by Rollover Investor (provided, that (A) Rollover Investor shall deliver to Holdings not later than five days after a request from Holdings (such request to be given no earlier than 20 days prior to the anticipated Effective Date) a binding and irrevocable written notice of the number of Rollover Shares and (B) in no event shall such number of Rollover Shares plus any such cash have an aggregate value of less than $100,000,000 or greater than $200,000,000 (such aggregate amount, the “Rollover Amount”)) in exchange for a number of equity interests of Parent, of the same types and in the same proportions as such equity interests are held collectively by Apollo and its affiliates immediately following the purchases by Apollo and its affiliates as set forth in Section 1(c) (“Parent Interests”) with an aggregate value (determined using the price per Parent Interest paid by affiliates of Apollo in connection with their purchases of Parent Interests in connection with the Acquisition Agreement Closing (the “Parent Interest Price”)) equal to the Rollover Amount (the “Rollover Interests”), free and clear of any and all security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Rollover Shares) (collectively, the “Encumbrances”), except as may exist by reason of this Agreement or applicable securities Laws;
(b)          Parent hereby agrees to issue to Rollover Investor in exchange for the contribution, assignment, transfer, conveyance and delivery by Rollover Investor to Parent of the Rollover Amount as described in Section 1(a), the Rollover Interests, free and clear of any and all Encumbrances, except as may exist by reason of this Agreement, applicable securities Laws and the Term Sheet or Partnership Agreement; and

(c)          Holdings hereby agrees, subject to the terms and conditions hereof, as of immediately prior to the contributions contemplated by Section 1(a), and subject to the occurrence of, the Acquisition Agreement Closing, to procure that (i) Apollo shall, or shall cause one or more of its affiliates to, purchase Parent Interests with an aggregate value (valued at the Parent Interest Price) equal to at least $600,000,000 and (ii) Apollo may, but has no obligation to, cause one or more of its affiliates to purchase additional Parent Interests with an aggregate value (valued at the Parent Interest Price) equal to $200,000,000 minus the Rollover Amount, unless increased in accordance with this paragraph.  As of the date of this Agreement, Holdings anticipates that the total aggregate amount of Parent Interests (valued at the Parent Interest Price) issued by Parent at or prior to the Acquisition Agreement Closing will not exceed $800,000,000.  However, if the total aggregate amount of Parent Interests (valued at the Parent Interest Price) issued by Parent at or prior to the Acquisition Agreement Closing exceeds $800,000,000 (which determination shall be made by Holdings, in its sole discretion), Rollover Investor shall be entitled to purchase up to twenty-five percent (25%) of the aggregate amount of such Parent Interests in excess of $800,000,000 through the contribution of Rollover Shares and/or, at Rollover Investor’s option, cash in US dollars.
2.        No Transfer; No Inconsistent Arrangements.  Except as provided hereunder, and as set out in Rollover Investor’s irrevocable undertaking executed on or around the date hereof (the “Irrevocable Undertaking”), Rollover Investor shall not, directly or indirectly, (a) create or permit to exist any Encumbrance, except as may exist by reason of this Agreement, applicable securities Laws and the Term Sheet or Partnership Agreement, on any of the Rollover Shares, (b) acquire, purchase, transfer, sell, assign, gift, hedge, pledge or otherwise dispose of (including, for the avoidance of doubt, by depositing, submitting or otherwise tendering any Rollover Shares into any tender or exchange offer), or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Rollover Shares, or any right or interest therein (or consent to any of the foregoing), other than Transfers to affiliates of Rollover Investor (any such affiliate being a “Permitted Transferee”), (c) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any Rollover Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any Rollover Shares or (e) take or permit any other action that would in any way restrict, delay, limit or interfere with the performance of Rollover Investor’s obligations hereunder or otherwise make any representation or warranty of Rollover Investor herein untrue or incorrect.  Any action taken in violation of the foregoing sentence shall be null and void ab initio.  If any involuntary Transfer of any of the Rollover Shares, or any voluntary Transfer to any Permitted Transferee, shall occur (including a sale by Rollover Investor’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Rollover Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement and, in the case of a voluntary Transfer to any Permitted Transferee, a condition precedent to such Transfer shall be such Permitted Transferee agreeing in writing in form and substance reasonably satisfactory to Holdings to become a party to this Agreement in the capacity of Rollover Investor.
3.          Waiver of Certain Actions.  Rollover Investor hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action against Holdings, Parent, the Company, any other party to the Acquisition Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of the Acquisition Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any duty of the Board in connection with the Acquisition Agreement or the transactions contemplated thereby.
4.          Rollover Investor Litigation.  Rollover Investor shall provide Holdings, to the extent legally permissible, with prompt no-tice of any claim or Action brought, asserted or commenced by, on behalf of or in the name of, against or otherwise involv-ing Rollover Investor relating to the Acquisition, this Agreement or any of the transactions contemplated by this Agreement, and shall keep Holdings informed with respect to the status thereof.  In no event shall Rollover Investor be required to provide any information to Holdings to the extent that the provision of such information would result in the loss of privilege (so long as Rollover Investor shall have used reasonable best efforts to provide such information to Holdings in a manner that would not result in the loss of privilege, including entry into a joint defense agreement).  Rollover Investor shall give Holdings the opportunity to participate (at Holdings’ expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without prior consultation in good faith with Holdings. For avoidance of doubt, nothing in this Agreement shall limit Rollover Investor’s right to assert, commence or participate in any Action to enforce this Agreement in accordance with its terms or any other agreement involving the parties hereto or any of them in accordance with their respective terms or defend any such Action brought against Rollover Investor.
5.          Notice of Certain Events.  Rollover Investor shall notify Holdings of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of Rollover Investor set forth in Section 8.  Rollover Investor shall notify Holdings of the number of any new Rollover Shares acquired by Rollover Investor, if any, after the date hereof; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by Rollover Investor on the date hereof.  Holdings shall notify Rollover Investor of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of Holdings set forth in Section 7.
6.          Additional Documents.  Prior to the Closing, Holdings, Parent and Rollover Investor shall cooperate in good faith to memorialize the terms, conditions and restrictions set forth on the Term Sheet in the Partnership Agreement, which each party thereto shall promptly execute and deliver, to be effective on and from the Effective Date or such other date as Holdings, Parent and Rollover Investor may mutually agree, provided, that unless and until such Partnership Agreement is executed by the parties thereto, the terms of the Term Sheet shall be binding with respect to the matters agreed therein, and the Holdings agrees and undertakes to ensure that the organizational documents and other agreements of the Parent and its affiliates will not include any term which is inconsistent with the Term Sheet.  Notwithstanding anything in the Term Sheet to the contrary, the Term Sheet shall terminate automatically and shall have no further force or effect in the event this Agreement is terminated in accordance with its terms.
7.          Representations and Warranties of Holdings. Holdings hereby represents and warrants (as of the date hereof and as of the Closing) to, and covenants and agrees with, Rollover Investor as follows:

(a)          Holdings is a private limited company duly organized and validly existing under the Laws of England and Wales, and has all requisite legal power to enter into this Agreement and to perform its obligations hereunder and to own, lease and operate its properties and assets and to carry on its business as presently conducted.
(b)         All corporate action on the part of Holdings necessary for the execution and delivery by Holdings of this Agreement and the performance of its obligations hereunder has been taken. This Agreement constitutes a valid and legally binding obligation of Holdings enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity.
(c)          The execution and delivery by Holdings of this Agreement and the performance of its obligations hereunder will not result in (i) any violation of its organizational documents, (ii) any breach of, or violation of the terms or provisions of, or constitute a default under, any indenture or other agreement or instrument by which it or its property is bound or (iii) any violation of any applicable Law, regulation or court decree.
(d)          When issued in accordance with the terms of this Agreement, the Rollover Interests will be duly authorized, validly issued, fully paid and non-assessable and free and clear of all Encumbrances, except (i) as set forth in the Term Sheet or the Partnership Agreement, (ii) liens created by or imposed upon Rollover Investor and (iii) restrictions on transfer under federal, state and/or foreign securities Laws.
(e)          As of immediately prior to the Closing, Parent is treated as a foreign partnership for U.S. federal income tax purposes and indirectly owns all of the issued and outstanding equity interests in Holdings.  Immediately following the Acquisition Agreement Closing, Parent shall indirectly own all of the issued and outstanding equity interests in Holdings, and Holdings shall own, beneficially and of record, all of the issued and outstanding equity interests in the Company, other than the Rollover Shares.
8.          Representations and Warranties of Rollover Investor. Rollover Investor represents and warrants (as of the date hereof and as of the Closing) to, and covenants and agrees with, Holdings as follows:
(a)          Rollover Investor (i) is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable and (ii) has all requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to this Agreement.  Rollover Investor’s execution, delivery and performance of this Agreement has been duly authorized.
(b)          As of the date hereof, there are no Actions pending against, or, to the knowledge of Rollover Investor, threatened against Rollover Investor or any of its properties or assets (including any Company Shares) before or by any Governmental Entity that could be expected to prevent or delay or impair the consummation by Rollover Investor of the transactions contemplated by this Agreement or otherwise impair Rollover Investor’s ability to perform its obligations hereunder.

(c)          Rollover Investor represents that the exchange of the Rollover Interests, the execution and delivery of this Agreement by Rollover Investor and the consummation of the transactions contemplated hereby will not result in (i) any violation of its organizational documents, (ii) any breach of, or violation of the terms or provisions of, or constitute a default under, any indenture or other agreement or instrument by which Rollover Investor or its property is bound, (iii) any violation by Rollover Investor of any applicable Law, regulation or court decree or (iv) any obligation of Rollover Investor to file any notice or other filing with, or to obtain any consent, registration, approval, permit or authorization of or from any, governmental or regulatory authority of the United States, any state thereof or any foreign jurisdiction.
(d)         Rollover Investor (i) is the record and beneficial owner of the Rollover Shares and represents that the Company Shares set forth opposite Rollover Investor’s name on Schedule 2 are all of the Company Shares held by Rollover Investor, (ii) has, and at the Closing, Rollover Investor will have, good and valid title to the Rollover Shares, free and clear of any Encumbrances (except as may exist by reason of this Agreement or applicable securities Laws) and (iii) has the full legal right, power and authority to deliver the Rollover Shares to Parent pursuant to the terms hereof.
(e)         All action on the part of Rollover Investor necessary for the consummation of the transactions contemplated hereby and the execution and delivery by Rollover Investor of this Agreement and the performance of Rollover Investor’s obligations hereunder have been taken. This Agreement constitutes the valid and legally binding obligation of Rollover Investor, enforceable against Rollover Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity.
(f)           Rollover Investor is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act.
(g)         Rollover Investor has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in Parent and of making an informed investment decision with respect thereto.
(h)           Rollover Investor has received, has read, and is familiar with, the Term Sheet and is aware that no Governmental Entity in Luxembourg has passed upon the Rollover Interests or made any finding or determination concerning the fairness of this investment.
(i)            Rollover Investor understands that its investment in Parent involves a high degree of risk and is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of Rollover Investor’s investment in such securities.
(j)           Rollover Investor has had an opportunity to ask questions and receive answers concerning the terms and conditions of the sale of the Rollover Interests and has had full access to such other information concerning Parent as it has reasonably requested.
(k)         Rollover Investor has been afforded the opportunity to examine all documents related to and, if applicable, executed in connection with the transactions contemplated by the Acquisition Agreement and by this Agreement, which Rollover Investor has requested to examine.

(l)           Rollover Investor is not acquiring the Rollover Interests as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, internet publication or similar media or broadcast over television, radio or the internet or presented at any public seminar or meeting.
(m)        The Rollover Interests will be acquired for Rollover Investor’s own account for investment purposes only.  Rollover Investor (i) acknowledges that the Rollover Interests have not been registered under the Securities Act or any applicable state securities Laws, (ii) is not purchasing or otherwise acquiring the Rollover Interests with a view toward distribution in a manner which would require registration under the Securities Act or any applicable state securities Laws and (iii) does not presently have any reason to anticipate any change in its circumstances or other particular occasion or event which would cause it to sell the Rollover Interests.
(n)         Rollover Investor agrees to accept the Rollover Interests based upon its own inspection, examination and determination with matters, and without reliance upon (i) any materials provided by Holdings, Parent or any of their respective Affiliates or representatives or (ii) any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Holdings, Parent, the Company or any of their respective Affiliates, except as expressly set forth herein.
(o)         Rollover Investor has had the opportunity to consult its own tax counsel as to the U.S. federal, state, local and foreign tax consequences of the transactions contemplated by the Acquisition Agreement and this Agreement and that none of Holdings, Parent or any of their respective Affiliates or representatives has made any representations regarding such tax consequences or benefits upon which it has relied.
9.          Conditions to Acquisition and Issuance of Rollover Interests.
(a)          Parent’s obligation to issue and sell the Rollover Interests to Rollover Investor are subject to the satisfaction of the following conditions with respect to Rollover Investor:
(i)          all representations and warranties of Rollover Investor contained in this Agreement will be true and correct as of the Closing with only such exceptions as would not individually or in the aggregate be material and Rollover Investor shall have complied in all material respects with its obligations hereunder;
(ii)          no Governmental Entity will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the subscriptions contemplated hereby illegal, or otherwise preventing or prohibiting consummation of the subscription contemplated hereby, and any applicable regulatory or governmental waiting periods, approvals and clearances shall have expired or been obtained; and
(iii)        all conditions to the consummation of the transactions contemplated by the Acquisition Agreement will have been satisfied or waived by the applicable parties entitled to waive such conditions on or before the Effective Date (other than such conditions as are to be satisfied at the Acquisition Agreement Closing) and the Acquisition Agreement Closing will have occurred (or will occur substantially contemporaneously with the Closing hereunder) pursuant to the Acquisition Agreement.
(b)          Rollover Investor’s obligation to contribute Rollover Shares to Parent and to acquire the Rollover Interests in exchange therefor is subject to the satisfaction of the following conditions:
(i)          all representations and warranties of Holdings contained in this Agreement will be true and correct as of the Closing, and Holdings shall have complied in all material respects with its obligations hereunder;
(ii)          (A) Parent shall be in existence and shall be the direct or indirect 100% owner of Holdings, (B) Apollo or its affiliates shall have acquired, or simultaneously with Rollover Investor shall acquire, Parent Interests in accordance with Section 1(c) and (C) assuming Rollover Investor’s due and timely performance of its obligations under this Agreement, the equity capital structure of Parent shall be as described in Section 1(c);
(iii)          no Governmental Entity will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the subscriptions contemplated hereby illegal, or otherwise preventing or prohibiting consummation of the subscription contemplated hereby, and any applicable regulatory or governmental waiting periods, approvals and clearances shall have expired or been obtained; and
(iv)          all conditions to the consummation of the transactions contemplated by the Acquisition Agreement will have been satisfied or waived by the applicable parties entitled to waive such conditions on or before the Effective Date (other than such conditions as are to be satisfied at the Acquisition Agreement Closing) and the Acquisition Agreement Closing will have occurred (or will occur substantially contemporaneously with the Closing hereunder) pursuant to the Acquisition Agreement.
10.         Survival. All the agreements, representations and warranties made by Rollover Investor in this Agreement shall survive the exchange of Rollover Shares hereunder.
11.        Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile or electronic mail, in each case to the intended recipient as set forth below:
If to Holdings, to it at:
Catalyst Holdings Limited
c/o Apollo Management IX, L.P.
9 West 57th Street, 43rd Floor
New York, NY 10019

Attention: Robert Kalsow-Ramos and John Suydam
Email: rkalsow-ramos@apollo.com and jsuydam@apollo.com
with copies (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Taurie M. Zeitzer and Brian Scrivani
Email: tzeitzer@paulweiss.com and bscrivani@paulweiss.com
If to Rollover Investor, to it at:
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
Attention: Michael Pinnisi
Email: michael.pinnisi@hudsonexecutive.com
with copies (which shall not constitute notice) to:
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
Attention: Richard Brand, Braden McCurrach and Joanna Valentine
Email: richard.brand@cwt.com, braden.mccurrach@cwt.com and
joanna.valentine@cwt.com
or to such other Persons or addresses as may be designated in writing by the party to receive such notice.
12.        Termination.
(a)          If the terms of the Acquisition Agreement are amended after the date hereof to increase the consideration payable thereunder or in any other manner which is materially detrimental to Holdings, Rollover Investor shall have the right to withdraw its commitment with respect to the Rollover Shares and terminate this Agreement; provided, that no termination of this Agreement pursuant to this section shall of itself result in the termination of the Irrevocable Undertaking.
(b)          This Agreement shall terminate automatically, without any notice or other action by any party, upon the first to occur of (a) the valid termination of the Acquisition Agreement in accordance with its terms or (b) the Effective Date.  This Agreement may also be terminated upon the mutual written consent of Holdings and Rollover Investor. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 12 shall relieve any party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of Section 14 shall survive any termination of this Agreement, and (iii) for avoidance of doubt, if Rollover

Investor terminates this Agreement such termination shall not of itself result in the termination of the Irrevocable Undertaking.
13.        Assignment. Rollover Investor may not (without the prior written consent of Holdings) sell, assign or transfer this Agreement, or any portion hereof, including Rollover Investor’s rights, title, interests, remedies, powers and/or duties hereunder. Without the prior written consent of Rollover Investor, which consent is not to be unreasonably withheld, Holdings may not, at any time or times hereafter, sell, assign, transfer or make other disposition of this Agreement, or of any portion hereof, including, without limitation, Holdings’ rights, title, interests, remedies, powers and/or duties hereunder or thereunder; provided, that Holdings shall have the right, without the prior written consent of Rollover Investor, to assign all or any portion of its rights, interests and obligations hereunder to one (1) or more affiliates of Apollo, it being understood that any such assignment will not relieve Holdings of its obligations hereunder.
14.        Miscellaneous.
(a)          Defined Terms. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Acquisition Agreement.
(b)         Directors Duties. The parties hereto expressly agree and acknowledge that nothing in this Agreement is applicable to or binding on Mr Douglas Braunstein in his capacity as a director of the Company, no action taken by Mr Braunstein in such capacity shall be capable of being a breach of this Agreement and Rollover Investor shall have no liability under this Agreement in respect of any action or omission of Mr Braunstein acting in such capacity.
(c)          Amendment and Waiver. This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by a party against whom enforcement of such modification, waiver, or termination is sought.
(d)          Entire Agreement. This Agreement, together with the Acquisition Agreement, that certain irrevocable undertaking provided by Rollover Investor to Holdings and the Term Sheet and the documents referred to in each of them constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between Rollover Investor and Holdings, with respect to the subject matter hereof.
(e)          Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Person will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Person, and the exercise by a Person of any one remedy will not preclude the exercise of any other remedy.  Irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, as money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, prior to any valid termination of this Agreement in accordance with Section 12, in the event of any breach or threatened breach by Holdings, on the one hand, or Rollover Investor, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Holdings, on the one hand, and Rollover Investor, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, in each case without posting a bond or other security.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law.  Time shall be of the essence for purposes of this Agreement.
(f)           Successors and Assigns; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(g)         Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(h)          Fees and Expenses. Without duplication of the section entitled “Fees/Reimbursement of Expenses” in the Term Sheet or any similar provision of the Partnership Agreement, whether or not the transactions contemplated by this Agreement and the Acquisition Agreement are consummated, all reasonable and documented out-of-pocket fees and expenses (including all transfer, documentary, sales, use, stamp, registration and other similar taxes, duties and fees (including penalties and interest)) incurred by each of Holdings, Apollo and its affiliates and Rollover Investor in connection with this Agreement and such transactions shall be paid by Holdings; provided, that if (i) the Acquisition Agreement is terminated prior to the Effective Date and (ii) Holdings shall have insufficient funds to pay all of such fees and expenses, then Holdings’ obligation to pay such fees and expenses of Rollover Investor shall be limited to a maximum of 12.5% of any amounts actually received by or on behalf of Apollo, Holdings or any of their respective affiliates under or pursuant to the Acquisition Agreement solely as a result of a termination of the Acquisition Agreement arising out of a material breach thereof by the Company which breach would result in the failure to satisfy applicable conditions precedent to the Acquisition Agreement Closing and prior to such termination an Acquisition Proposal shall have been made and becomes publicly known, which funds shall be provided to Holdings to satisfy its obligations hereunder.
(i)          Choice of Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.
(j)          MUTUAL WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE

FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACQUISITION AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION.
(k)         Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(l)          Interpretation.  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.
(m)        Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

(n)          No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or otherwise, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered by any Person pursuant hereto or otherwise shall be had against any of Holdings’, Rollover Investor’s or any of their or their respective Affiliates’ former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than (subject, for the avoidance of doubt, to the provisions of this Agreement) each party hereto or any of its respective assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party hereto or any of its respective assignees under this Agreement or any documents or instruments delivered by any Person pursuant hereto for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 14(n) shall relieve or otherwise limit the liability of any party hereto or any of its respective assignees for any breach or violation of its obligations under such agreements, documents or instruments.
(o)          Tax Treatment.  Rollover Investor and Holdings intend that Rollover Investor’s exchange of shares pursuant to Section 1 qualifies for the Intended Tax Treatment.  Rollover Investor and Holdings shall not, and shall cause their respective Affiliates not to, take any tax position inconsistent with such qualification except to the extent otherwise required by applicable Law or a good faith resolution of a tax contest.
15.        Rollover Investor Covenant. Rollover Investor shall not directly or indirectly participate or engage with, facilitate, solicit or encourage any person other than Holdings to make any offer for any shares or other securities of the Company which would reasonably be expected to have the effect of preventing any of the conditions of the acquisition of the Company by Holdings and/or its affiliates from being fulfilled.  To the extent legally permissible, Rollover Investor shall notify Holdings of any approach by a third party made to Rollover Investor in respect of any offer for the Company.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth above.

CATALYST HOLDINGS LIMITED

By:	/s/ Robert Kalsow-Ramos
Name:	Robert Kalsow-Ramos
Title:	Director

[Signature Page to Rollover and Contribution Agreement]

HUDSON EXECUTIVE CAPITAL LP

By: HEC Management GP LLC, its General Partner

By:	/s/ Douglas Braunstein
Name:	Douglas Braunstein
Title:	Managing Member

HEC MASTER FUND LP

By: HEC Performance GP LLC, its General Partner
By: HEC Management GP LLC, its Managing Member

By:	/s/ Douglas Braunstein
Name:	Douglas Braunstein
Title:	Managing Member

HEC SPV I LP

By: HEC SPV I GP LLC, its General Partner
By: HEC Management GP LLC, its Managing Member

By:	/s/ Douglas Braunstein
Name:	Douglas Braunstein
Title:	Managing Member

[Signature Page to Rollover and Contribution Agreement]